Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of March 31, 2024 and for the three-month period then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of March 31, 2024 and for the three-month period then ended

Content

Report on review of interim condensed consolidated unaudited financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated unaudited statement of financial position of Cementos Pacasmayo S.A.A. and its Subsidiaries (together the “Group”) as of March 31, 2024, and the related interim condensed consolidated unaudited statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three-month period then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated unaudited financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated unaudited financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated unaudited financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru

April 29, 2024

Countersigned by:

Manuel Arribas
C.P.C.C. Register No. 45987

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of financial position

As of March 31, 2024 (unaudited) and December 31, 2023 (audited)

	Note	As of March 31, 2024	As of December 31, 2023
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	55,325	90,193
Trade and other receivables	4	136,950	99,688
Income tax prepayments		3,474	4,485
Inventories	5	772,824	791,074
Prepayments		33,534	6,809
Total current asset		1,002,107	992,249
Non-current assets
Trade and other receivables	4	43,290	43,397
Financial instruments designated at fair value through other comprehensive income	14	604	249
Property, plant and equipment	6	2,077,054	2,099,351
Intangible assets		62,019	62,920
Goodwill		4,459	4,459
Deferred income tax assets		12,550	11,428
Right-of-use asset, net		6,977	7,609
Other assets		71	73
Total non-current asset		2,207,024	2,229,486

Total assets		3,209,131	3,221,735
Liability and equity
Current liabilities
Trade and other payables	7	222,717	231,511
Financial obligations	8 and 14	420,346	383,146
Lease liabilities		3,547	3,999
Income tax payables		6,185	14,222
Provisions	9	7,404	56,510
Total current liabilities		660,199	689,388
Non-current liabilities
Financial obligations	8 and 14	1,151,117	1,189,880
Lease liabilities		3,875	4,130
Non-current provisions	9	28,255	27,453
Deferred income tax liabilities		126,239	120,876
Total non-current liabilities		1,309,486	1,342,339
Total liability		1,969,685	2,031,727
Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,290)	(16,290)
Retained earnings		311,432	261,994
Total equity		1,239,446	1,190,008

Total liability and equity		3,209,131	3,221,735

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of profit or loss

For the three-month period ended March 31, 2024 and March 31, 2023 (unaudited)

		For the three-month period ended March 31,
	Note	2024	2023
		S/(000)	S/(000)

Sales of goods	11	476,549	479,995
Cost of sales		(302,696)	(319,400)
Gross profit		173,853	160,595

Operating income (expense)
Administrative expenses		(57,187)	(57,729)
Selling and distribution expenses		(19,076)	(17,534)
Other operating income (expense), net		(2,630)	1,403
Total operating expenses, net		(78,893)	(73,860)
Operating profit		94,960	86,735

Other income (expenses)
Finance income		1,327	1,355
Finance costs		(25,716)	(25,721)
Net profit for valuation of trading derivative financial instruments	14(a)	-	19
(Loss) gain from exchange difference, net		(22)	823
Total other expenses, net		(24,411)	(23,524)
Profit before income tax		70,549	63,211
Income tax expense	10	(21,111)	(19,719)
Profit for the period		49,438	43,492
Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	13	0.12	0.10

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of other comprehensive income

For the three-month period ended March 31, 2024 and March 31, 2023 (unaudited)

		For the three-month period ended March 31,
	Note	2024	2023
		S/(000)	S/(000)

Profit for the period		49,438	43,492

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net gain on cash flow hedges	14(a)	-	2,154
Deferred income tax	10	-	(634)
Other comprehensive income for the period, net of income tax		-	1,520

Total comprehensive income for the period, net of income tax		49,438	45,012

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of changes in equity

For the three-month period ended March 31, 2024 and March 31, 2023 (unaudited)

	Capital stock	Investment shares	Investments shares held in treasury	Additional paid-in capital	Legal reserve	Unrealized loss on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the period	-	-	-	-	-	-	-	43,492	43,492
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-	1,520	-	1,520
Others	-	-	-	-		(5)	-	-	(5)
Total comprehensive income	-	-	-	-	-	(5)	1,520	43,492	45,007

Balance as of March 31, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,272)	-	312,110	1,240,142

Balance as of January 1, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,290)	-	261,994	1,190,008
Profit for the period	-	-	-	-	-	-	-	49,438	49,438
Total comprehensive income	-	-	-	-	-	-	-	49,438	49,438
Balance as of March 31, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,290)	-	311,432	1,239,446

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of cash flows

For the three-month period ended March 31, 2024 and March 31, 2023 (unaudited)

		For the three-month period ended March 31,
	Note	2024	2023
		S/(000)	S/(000)

Operating activities
Profit before income tax		70,549	63,211
Non-cash adjustments to reconcile profit before income tax to net cash flows provided by operating activities
Depreciation and amortization		37,839	33,943
Finance costs		25,716	25,721
Long-term incentive plan	12	1,792	2,068
Estimate expected credit loss	4	1,561	1,284
Unrealized exchange difference related to monetary transactions		345	148
Finance income		(1,327)	(1,355)
Net gain on disposal of property, plant and equipment	6	(34)	(111)
Gain on the valuation of trading derivative financial instruments		-	(19)
Other items that do not generate operating flows, net		412	696

Working capital adjustments
Increase in trade and other receivables		(38,727)	(1,177)
Increase in prepayments		(26,724)	(4,672)
Decrease (increase) in inventories		18,022	(45,812)
Decrease in trade and other payables		(40,783)	(65,162)
		48,641	8,763

Interest received		1,295	1,370
Interest paid		(41,401)	(36,274)
Income tax paid		(23,902)	(32,953)
Net cash flows used in operating activities		(15,367)	(59,094)

Interim condensed consolidated unaudited statements of cash flows (continued)

		For the three-month period ended March 31,
	Note	2024	2023
		S/(000)	S/(000)

Investing activities
Purchase of property, plant and equipment		(13,705)	(75,579)
Purchase of intangibles assets		(2,349)	(4,027)
Purchase of investments available for sale		(355)	-
Proceeds from sale of property, plant and equipment		95	330
Loan to third party		-	(370)
Net cash flows used in investing activities		(16,314)	(79,646)

Financing activities
Paid bank loans	8	(153,091)	(507,338)
Payment of lease liabilities		(756)	(626)
Dividends paid		(184)	(263)
Loan received	8	151,200	525,000
Payment of bank overdraft		-	(85,333)
Payment of hedge finance cost		-	(7,708)
Proceeds from sale of derivative financial instruments		-	93,323
Proceeds from bank overdraft		-	85,333

Net cash flows (used in) provided by financing activities		(2,831)	102,388

Net decrease in cash and cash equivalents		(34,512)	(36,352)
Net foreign exchange difference		(356)	(148)
Cash and cash equivalents at the beginning of the period		90,193	81,773

Cash and cash equivalents at the end of the period	3	55,325	45,273

Transactions with no effect in cash flows:
Outstanding accounts payable related to acquisition of property, plant and equipment	6	7,582	11,415
Unrealized exchange difference related to monetary transactions		345	148

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated unaudited financial statements

As of March 31, 2024 and 2023, and December 31, 2023

1.	Economic activity

(a)	Economic activity -

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, in accordance with the Law of Peruvian Companies, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of March 31, 2024, December 31, 2023 and March 31, 2023.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated unaudited financial statements of the Company and its subsidiaries (hereinafter the “Group”) as of March 31, 2024 and for the three-month period then ended, were approved for issuance by the Company’s Management on April 29, 2024. The consolidated audited financial statements as of December 31, 2023 have been approved by the General Meeting of Shareholders, on March 21, 2024.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated unaudited financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated unaudited financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Management consider that there are no material uncertainties that may cast doubt significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated unaudited financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2023.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated unaudited financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2023, except for the adoption of new standards effective as of 1 January 2024. The standards and interpretations relevant to the Group, that are effective since January 1, 2024 are disclosed below.

Notes to interim condensed consolidated unaudited financial statements

(continued)

Supplier Finance Arrangements- Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Statement Instruments: Disclosures to clarify the characteristics of supplier financing arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to help users of financial statements understand the effects of financing arrangements on an entity’s liabilities, cash flows, and liquidity risk exposure.

The transition rules clarify that an entity is not required to provide disclosures in any interim periods in the year of initial application of the amendments.

The amendments had no impact on the Group’s interim condensed consolidated unaudited financial statements.

Lease Liability in a Sale and Leaseback - Amendments to IFRS 16

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that the seller-lessee must meet when measuring the lease liability arising in a sale and leaseback transaction, to ensure that the seller-lessee does not recognize any amount of profit or loss that relates to the right of use that it retains.

The amendments had no impact on the Group’s interim condensed consolidated unaudited financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by the right to postpone liquidation?

●	That there must be a right of deferral at the end of the reporting period

●	That classification is not affected by the probability that an entity will exercise its right to defer.

●	That only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability do not affect its classification.

The amendments had no impact on the Group’s interim condensed consolidated financial statements.

2.2	Basis of consolidation -

The interim condensed consolidated unaudited financial statements comprise the financial statements of the Company and its subsidiaries as of March 31, 2024 and December 31, 2023 and for the three-month period ended March 31, 2024 and 2023 (unaudited).

For the three-month period ended March 31, 2024 and 2023, there was no changes in the participation of the common shares that the Company’s had on its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2023.

2.3	Seasonality of operations -

Seasonality is not relevant to the Group’s activities.

Notes to interim condensed consolidated unaudited financial statements

(continued)

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of March 31, 2024	As of December 31, 2023
	S/(000)	S/(000)

Cash on hand	216	182
Cash at banks (b)	32,209	46,611
Term deposits with original maturities of ninety days or less (c)	22,900	43,400

	55,325	90,193

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

4.	Trade and other receivables

As of March 31, 2024 and December 31, 2023, this caption mainly includes trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties. At those dates, approximately 49% and 60% of the trade receivables were guaranteed by bank guarantees and mortgages amounting to S/51,814,000 and S/50,120,000, respectively.

On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

The Company has made, under protest, partial payments of the debts arbitrarily placed in collection. These payments as of March 31, 2024 and December 31, 2023 amount to approximately S/29,559,000 and are presented in the caption “Trade and other receivables”, non-current assets. To date, the Company has already initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

For the three-month period ended March 31, 2024 and 2023, the Group recorded S/1,561,000 and S/1,284,000, respectively, related to the provision for expected credit losses for trade receivables, which are presented in the caption “Selling and distribution expenses” of the interim condensed consolidated unaudited statement of profit or loss and corresponds to the best estimate of Management considering the current situation. The Group’s Management will continue evaluating the conditions of its client portfolio and, if deemed necessary, the corresponding provisions will be made.

Notes to interim condensed consolidated unaudited financial statements

(continued)

The movement of the allowance for expected credit losses on trade and others receivable for the three-month period ended as of March 31, 2024 and 2023 is as follows:

	2024	2023
	S/(000)	S/(000)

Opening balance	18,048	16,467
Additions	1,561	1,284
Recoveries and others	(49)	(46)

Ending balance	19,560	17,705

5.	Inventories

As of March 31, 2024 and December 31, 2023 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment, net

During the three-month period ended March 31, 2024 the Group’s additions amounted approximately to S/11,908,000 (S/72,434,000 during the three-month period ended March 31, 2023).

As of March 31, 2024 the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/7,582,000 (S/9,379,000 as of December 31, 2023).

7.	Trade and other payables

As of March 31, 2024 and December 31, 2023, this caption includes trade payables, account payables to related parties, interest payable, dividends payable among other minor payables.

As of March 31, 2024 dividends payable amounted to S/10,138,000 (S/10,322,000 as of December 31, 2023).

Notes to interim condensed consolidated unaudited financial statements

(continued)

8.	Financial Obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2024	2023
				S/(000)	S/(000)
Short -term promissory notes
Banco de Crédito del Perú	S/	9.44%	January 22, 2024	-	38,000
BBVA Perú	S/	9.78%	January 19, 2024	-	38,000
BBVA Perú	S/	8.83%	March 15, 2024	-	38,000
BBVA Perú	S/	6.98%	December 12, 2024	76,000	76,000
BBVA Perú	S/	7.32%	November 22, 2024	38,000	38,000
Banco de Crédito del Perú	S/	6.51%	January 13, 2025	38,000	-
Banco de Crédito del Perú	S/	6.51%	January 16, 2025	38,000	-
Banco de Crédito del Perú	S/	6.35%	February 21, 2025	38,000	-
Scotiabank	S/	5.94%	March 10, 2025	37,200	-
				265,200	228,000
Senior Notes (b)
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,215	259,686
Principal, net of issuance costs	S/	6.84%	February 1, 2034	310,004	309,506
				569,219	569,192
Short and long-term Corporate Loan under “Club deal” (c)
Banco de Crédito del Perú	S/	5.82%	December 1,2028	368,523	387,917
Scotiabank	S/	5.82%	December 1,2028	368,521	387,917
				737,044	775,834
				1,571,463	1,573,026
Maturity
Current				420,346	383,146
Non-current				1,151,117	1,189,880
				1,571,463	1,573,026

(b)	Corporate bonds

On January 31, 2019, corporate bonds were issued in soles for S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; 15-year bonds for S/310,000,000 at a rate of 6.844 percent per year.

For the three-month period ended March 31, 2024 and 2023, the corporate bonds generated interests that have been recognized in the interim condensed consolidated unaudited financial statements of profit or loss for S/9,651,000 and S/11,136,000, respectively.

Notes to interim condensed consolidated unaudited financial statements

(continued)

(c)	Financial covenants –

The contracts for corporate bonds issued in soles have the following covenants to limit incurring indebtedness for the Company and its guarantor subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposal or rental of significant assets. The covenants are the following:

-	The debt service coverage ratio (includes amortization plus interest) must be at least 2.5 to 1.

-	The financial debt to Ebitda ratio may not be greater than 3.5 to 1.

(d)	Medium-term Corporate Loan under “Club deal” modality -

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 that allowed the payment of all the financial obligations that the Company maintained with maturity until February 2023. The loan conditions include a grace/availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which was in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company would assume the following obligations:

I.	Comply with the following financial safeguards:

(a)	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

(b)	Debt Service Coverage Ratio (FCSD / SD)> = 1.15x

(c)	Debt Service Coverage Ratio (EBITDA / SD) >= 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of consolidated financial statements of the Company for the last 12 months, prepared in accordance with International Financial Reporting Standards - IFRS.

As of March 31, 2024 and December 31, 2023, the Company complies with the ratios contained in the conditions of the Club Deal and corporate bonds and has certain do’s and don’ts obligations that it has been complying with to date.

9.	Provisions

As of March 31, 2024 and December 31, 2023, this caption includes workers’ profit sharing, provision for contingencies, long-term incentive plan and rehabilitation provision.

Notes to interim condensed consolidated unaudited financial statements

(continued)

10.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated unaudited statement of profit or loss and interim condensed consolidated unaudited statements of other comprehensive income are:

	For the three-month period ended March 31,
	2024	2023
	S/(000)	S/(000)

Current income tax	(16,870)	(29,933)
Deferred income tax	(4,241)	10,214
Income tax expense	(21,111)	(19,719)
Deferred income tax recognized in other comprehensive income	-	(634)

Total income tax	(21,111)	(20,353)

The movement of the Group’s deferred income tax assets and liabilities is shown below:

	For the three-month period ended March 31,
	2024	2023
	S/(000)	S/(000)

Increase of deferred income tax asset	1,122	153
(Increase) decrease of deferred income tax liability	(5,363)	9,427

Total variation of deferred income tax	(4,241)	9,580
Deferred income tax expense recognized in interim condensed consolidated unaudited statements of profit or loss	(4,241)	10,214
Deferred income tax recognized in other comprehensive income	-	(634)

Total variation of deferred income tax	(4,241)	9,580

Following is the composition of deferred tax related to items recognized in interim condensed consolidated unaudited statements of other comprehensive income:

	For the three-month period ended March 31,
	2024	2023
	S/(000)	S/(000)

Loss unrealized on derivative financial instruments	-	(634)

Total deferred income tax recognized in OCI	-	(634)

Notes to interim condensed consolidated unaudited financial statements

(continued)

11.	Sales of goods

This caption is made up as follows:

	For the three-month period ended March 31, 2024
	Cement, concrete, mortar and precast	Construction Supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Revenue from external customers	456,748	13,667	6,134	476,549

Revenue from external customers	456,748	13,667	6,134	476,549

	For the three-month period ended March 31, 2023
	Cement, concrete, mortar and precast	Construction Supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Revenue from external customers	447,110	21,821	11,064	479,995

Revenue from external customers	447,110	21,821	11,064	479,995

Notes to interim condensed consolidated unaudited financial statements

(continued)

12.	Related party transactions

During the three-months periods ended March 31, 2024 and 2023, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended March 31,
	2024	2023
	S/(000)	S/(000)

Income
Parent
Inversiones ASPI S.A. (ASPI)
Fees from office lease	4	4
Fees for management and administrative services	22	22

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	296	293
Fees from leasing of parking	75	66

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	4	4
Fees for management and administrative services	36	36

Fossal S.A.A. (Fossal)
Fees from office lease	4	4
Fees for management and administrative services	11	10

Asociación Sumac Tarpuy
Fees from office lease	4	4
Expenses
Other related parties
Security services provided by Compañía Minera Ares S.A.C.	(540)	(660)

Notes to interim condensed consolidated unaudited financial statements

(continued)

As a result of these and other transactions, the Group had the following rights and obligations as of March 31, 2024 and December 31, 2023:

	March 31, 2024		December 31, 2023
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)
Parent
Inversiones ASPI S.A.	28	-	89	-
	28	-	89	-

Other related parties
Fosfatos del Pacífico S.A.	1,454	557	1,413	305
Compañía Minera Ares S.A.C.	359	209	315	211
Fossal S.A.A.	68	-	52	-
Other	108	-	104	-
	1,989	766	1,884	516
	2,017	766	1,973	516

Terms and conditions of transactions with related parties –

Sales and purchases with related parties are made under market conditions equivalent to those applied to transactions between independent parties. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. As of March 31, 2024 and December 31, 2023, the Group has not recorded any allowance for expected credit losses on receivables from related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel of the Group includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short-term compensation expense amounted to S/5,919,000 during the three-month period ended March 31, 2024 (S/6,127,000 during the three-month period ended March 31, 2023), and the total long-term compensations expense amounted to S/1,792,000 during the three-month period ended March 31, 2024 (S/2,068,000 during the three-month period ended March 31, 2023). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

13.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the three-month period ended March 31, 2024 and 2023 by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of March 31, 2024 and 2023.

Calculation of the weighted average number of shares and the basic earnings per share is presented below:

	For the three-month period ended March 31,
	2024	2023
	S/(000)	S/(000)

Numerator
Net profit attributable to ordinary equity holders of the Parent	49,438	43,492

Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107

Basic profit for common and investment shares (S/)	0.12	0.10

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated unaudited financial statements.

Notes to interim condensed consolidated unaudited financial statements

(continued)

14.	Financial assets and liabilities

Financial assets -

Except for the financial instruments designated at fair value through OCI and derivative financial instruments, all financial assets which included trade and other receivables are classified in the category of loans and receivables, which are non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

Except for derivative financial instruments (see (a) below), all financial liabilities of the Group including trade and other payables financial obligations are classified as loans and borrowings and are carried at amortized cost.

(a)	Financial asset –

Derivatives assets of hedging -

Foreign currency risk –

As of December 31, 2022 the Group maintained Cross currency swap contracts for a nominal amount of US$132,000,000, with maturity in February 2023 and a rate of 2.97%. Of this total, US$131,612,000 has been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and in the interim condensed consolidated unaudited statements of other comprehensive income is included an unrealized gain of S/2,154,000 for the three-month period ended March 31, 2023.

As of March 31, 2023 the Group settled the Cross currency swap contracts on their maturity date in relation with the payment of international bonds in dollars.

As of March 31, 2024, the Group does not have financial instruments to cover exchange rate risk given that it does not maintain significant assets or liabilities in foreign currency.

Derivative assets from trading -

In February 2023, cross currency swaps from trading have been settled and obtained a gain of S/19,000 which was recognized in the interim condensed consolidated unaudited statement of profit or loss for the three-month period ended March 31, 2023 presented in “Net profit (loss) for valuation of trading derivative financial instruments” caption.

Notes to interim condensed consolidated unaudited financial statements

(continued)

(b)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	2024	2023	2024	2023	2024/2023
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	55,325	90,193	55,325	90,193	Level 1
Trade and other receivables	180,240	143,085	180,240	143,085	Level 2
Financial instruments at fair value through other comprehensive income	604	249	604	249	Level 3

Total financial assets	236,169	233,527	236,169	233,527

Financial liabilities
Trade and other payables	222,717	231,511	222,717	231,511	Level 2
Senior notes	569,219	569,192	541,425	532,987	Level 1
Fixed rate notes	1,002,244	1,003,834	975,804	931,014	Level 2

Total financial liabilities	1,794,180	1,804,537	1,739,946	1,695,512

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Notes to interim condensed consolidated unaudited financial statements

(continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of March 31, 2024 and December 31, 2023, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness market rates effective as of the date of estimation.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the percentage of shareholding of the Company equity of Fossal S.A.A.

15.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of March 31, 2024, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C., a related party of Inversiones ASPI S.A. This lease is annually renewable and provided a rent for the three-month period ended March 31, 2024 and 2023 for S/296,000 and S/293,000, respectively.

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, had subscribed a collaboration contract with a third party, with the purpose to participate together in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. The mentioned contract is valid for a maximum of 2 years and 11 months.

On this matter, the Company has communicated to the tax authority the subscription of the collaboration contract which will take independent accounting and Distribuidora Norte Pacasmayo S.R.L. will be the contracting party that will act as operator of the contract.

Notes to interim condensed consolidated unaudited financial statements

(continued)

Capital commitments

As of March 31, 2024 and December 31, 2023, the Group had no significant capital commitments.

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2023.

Tax situation

The Company is subject to Peruvian tax law. As of March 31, 2024 and 2023, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of March 31, 2024 and December 31, 2023.

During the four years following the year tax returns are filed, the tax authority has the power to review and, as applicable, correct the income tax computed by each individual company.

The income tax and value-added tax returns for the following years are open for review by the tax authority:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax
Cementos Pacasmayo S.A.A.	2020-2023	Dic.2019-2023
Cementos Selva S.A.C.	2019-2023	Dic.2019-2023
Distribuidora Norte Pacasmayo S.R.L.	2019-2023	Dic.2019-2023
Empresa de Transmisión Guadalupe S.A.C.	2019-2023	Dic.2019-2023
Salmueras Sudamericanas S.A.	2019-2023	Dic.2019-2023
Soluciones Takay S.A.C.	2019-2023	Dic.2019-2023
Corporación Materiales Piura S.A.C.	2019–2023	Dic.2019-2023

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion and that of its legal advisors, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated unaudited financial statements as of March 31, 2024 and the consolidated financial statements as of December 31, 2023.

Notes to interim condensed consolidated unaudited financial statements

(continued)

Legal claim contingency

As of March 31, 2024, the Group has received claims from third parties in relation with its operations which in aggregate represent S/885,000 that corresponded to labor claims from former employees.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible and not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated unaudited financial statements.

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated financial statements of the Group as of December 31, 2023.

Notes to interim condensed consolidated unaudited financial statements

(continued)

16.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete, mortar and precast in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	For the three-month period ended March 31, 2024				For the three-month period ended March 31, 2023
	Cement, concrete, mortar and precast	Construction supplies	Other (*)	Total consolidated	Cement, concrete, mortar and precast	Construction supplies	Other (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	456,748	13,667	6,134	476,549	447,110	21,821	11,064	479,995
Gross profit	173,123	717	13	173,853	159,119	129	1,347	160,595
Administrative expenses	(56,088)	(656)	(443)	(57,187)	(56,621)	(662)	(446)	(57,729)
Selling and distribution expenses	(18,709)	(219)	(148)	(19,076)	(17,198)	(201)	(135)	(17,534)
Other operating income (expense), net	(2,696)	(10)	76	(2,630)	1,403	(1)	1	1,403
Finance income	1,290	15	22	1,327	1,337	1	17	1,355
Finance cost	(25,716)	-	-	(25,716)	(25,720)	-	(1)	(25,721)
Net profit (loss) for valuation of trading derivative financial instruments	-	-	-	-	19	-	-	19
(Loss) Gain from exchange difference, net	(15)	(6)	(1)	(22)	815	-	8	823
Profit (loss) before income tax	71,189	(159)	(481)	70,549	63,154	(734)	791	63,211
Income tax expense	(21,303)	48	144	(21,111)	(19,701)	229	(247)	(19,719)
Profit (loss) for the period	49,886	(111)	(337)	49,438	43,453	(505)	544	43,492

	As of March 31, 2024				As of December 31, 2024
Segment assets	3,063,626	47,435	97,466	3,208,527	3,074,279	46,941	100,266	3,221,486
Other assets (*)	-	-	604	604	-	-	249	249
Total assets	3,063,626	47,435	98,070	3,209,131	3,074,279	46,941	100,515	3,221,735
Total liabilities	1,902,635	66,849	201	1,969,685	1,968,133	62,907	687	2,031,727
Capital expenditure (**)	15,180	-	-	15,180	299,326	-	-	299,326

(*)	As of March 31, 2024 and December 31,2023, corresponds to the financial instruments designated at fair value through other comprehensive income for S/604,000 and S/249,000, respectively.
(**)	Capital expenditure consists of S/15,180,000 and S/299,326,000 during the three-month period ended March 31, 2024 and year ended December 31, 2023, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets.

Geographic information

As of March 31, 2024 and December 31, 2023, all non-current assets are located in Peru and all revenues are from Peruvian clients.

Notes to interim condensed consolidated unaudited financial statements

(continued)

17.	Financial risk management, objectives and policies

The Group’s main financial assets include cash and short-term deposits (with maturity less than 360 days) and trade and other receivables that derive directly from its operations. The Group’s main financial liabilities comprise trade payables and other payables, loans and borrowings, with short-term and long-term maturities. The main purpose of these financial liabilities is to finance the Group’s operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks and is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives.

Management reviews and implement policies for managing each of the risks as mentioned in the consolidated financial statements as of December 31, 2023.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

As of March 31, 2023 cross currency swaps were settled in full in correlation with the payment of international dollar bonds.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

For the three-month period ended March 31, 2024	Change in US$ rate	Effect on consolidated profit before income tax
U.S. Dollar	%	S/(000)

	+5	(2,109)
	+10	(4,219)
	-5	2,109
	-10	4,219

Notes to interim condensed consolidated unaudited financial statements

(continued)

For the three-month period ended March 31, 2023	Change in US$ rate	Effect on consolidated profit before income tax
U.S. Dollar	%	S/(000)

	+5	454
	+10	907
	-5	(454)
	-10	(907)

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. Access to fund sources is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if necessary.

As of March 31, 2024 and December 31, 2023, no portion of the corporate bonds in soles will mature in less than one year.

Notes to interim condensed consolidated unaudited financial statements

(continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 a 12 months	1 a 5 years	More than 5 year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2024
Financial obligations	39,092	382,472	846,364	310,000	1,577,928
Interest	10,610	81,194	222,225	58,343	372,372
Trade and other payables	139,539	63,129	-	-	202,668
Lease liabilities	502	3,045	3,875	-	7,422

As of December 31, 2023
Financial obligations	115,092	269,272	625,455	570,000	1,579,819
Interest	31,769	57,356	231,220	77,643	397,988
Trade and other payables	175,762	38,439	-	-	214,201
Lease liabilities	986	2,957	4,186	-	8,129